Filed by Canadian National Railway Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern
Commission File No.: 001-04717
Date:  April 20, 2021

                 THE NEXT CENTURY    CN Proposal to Combine With Kansas City SouthernApril 20, 2021 ConnectedContinent.com  Connected ContinentSAFER. FASTER. CLEANER. STRONGER.

   THE NEXT CENTURY    CN has been powering North American trade and prosperity for over 100 years, with rails and ports that span the continent and provide access to three coasts. CN has been a part of the fabric of the American industrial heartland for decades, with the highly successful acquisitions and integrations ofWisconsin Central, Illinois Central, the EJ&E and other iconic US railroads. IN OUR NEXT CENTURY WE WILL CONTINUE TO GROW AND SERVE OUR CUSTOMERS AND COMMUNITIES. OUR PROPOSAL TO ACQUIRE KCS IS AN IMPORTANT STEP IN OUR JOURNEY.

       THE NEXT CENTURY    Connected Continent  The combination of CN and Kansas City Southern will create the premier railway for the 21st century, connecting ports in the United States, Mexico and Canada to expand North American trade and power economic prosperity.              3

 THE NEXT CENTURY  The Value of Connection  All businesses are deﬁned by connections. Connections between suppliers and producers, manufacturers and markets.Connections between environmental priorities and business results. Connections between employees and opportunity, safety and community. And connections between corporate performance and shareholder value.  Our proposed combination with Kansas City Southern would connect the economic engines of the United States, Mexico and Canada, for the ﬁrst time, with a single seamless network that is safer, faster, cleaner, and stronger than any other potential combination.  Connections drive competition. And competition drives progress and prosperity.This is the right connection at the right time, and we’re committed to bringing its many beneﬁts to our stakeholders.                                                                      4

 THE NEXT CENTURY              The CN – Kansas City Southern Connection  5  Better Bid: We are offering signiﬁcantly greater value, more cash up front and better growth opportunities. Our proposal requires no CN shareholder vote, and we areconﬁdent we can obtain all necessary regulatory approvals. The combined company will be a distant ﬁfth in terms of US revenues and track miles, with less than 65 out of 7,100 miles of overlap between our respective networks.  Better Partner: We are the best railroad to connect the continent and realize the full beneﬁts of the new North American trade agreement for customers, communities and the local and national economies we serve and support. We have a proven track record as a great partner to our many stakeholders, a commitment to embedding safety deep into our culture and across our network, and enormous potential to grow our business, create jobs and reduce GHG emissions by conversion of truck traﬃc to rails.  Better Railroad: The combined company would be a next generation railroad, with industry-leading safety technology, and a superior environmental footprint. We would have the best network, seamless single- owner, single-operator services from Mexico to Canada, a built-in speed advantage around Chicago, superior know-how at the borders, unmatched success with container freight and multiple connection points to foster greater innovation, choice and competition.  BETTER BID   BETTER PARTNER   BETTER RAILROAD   BEST SOLUTION

 THE NEXT CENTURY  Connecting Customers to Commerce  CUSTOMERS   COMMERCE  A robust network of end-to-end single-owner, single-operator services connecting North America’ s interior with faster, more direct and more efficient service for North-South trade     26, 700 miles Network of contiguous track for CN-KCS running from British Columbia to Nova Scotia and Ontario to Veracruz allowing for the efficient movement of cargo                         46 Por ts and major rail hubs served for CN- KCS across Canada, U.S., and Mexico24-40 hours Average t ime savings for CN bypassing congestion in Chicago on the EJ& E~2.5 million (80% increase from 2010) Intermodal containers in 2020 for CN on fastest growing network in North America                   6

THE NEXT CENTURY
CN

Connecting ESG to Business Results

> 93%

Diversified by commodity means minimal reliance on thermal coal and crude by rail

15%

Less fuel per GTM, used by CN than Class 1 average and significantly fewer emissions than trucking alternative

$8 billion

Incremental total addressable market opportunity for CN-KCS, 75% of which comes from conversion of truck to rail

9

Years CN has been the only railway on the Dow Jones Sustainability World Index

FROM LAREDO TO DETROIT

x 4

Trains/day can convert

1200

Saving

3,180

TONS OF CO_2 / Day


ENVIRONMENT
SOCIAL
GOVERNANCE
BUSINESS RESULTS

Reducing traffic congestion and preventing thousands of tons of greenhouse gas emissions from entering the atmosphere every day

7

 THE NEXT CENTURY  Connected to the Future of Our Communities  Two great railroads with shared cultures of service and commitment to local communities coming together to driveadditional social and economic benefits   Keeps the headquar ters and name of KCS in the U. S. and Mexico, maintaining the long-lasting connection to the Kansas City community and the American Midwest  KANSAS CITY   102 YEARS   SUCCESSFUL INTEGRATIONS   CONNECTED TO THE FUTURE OF OUR COMMUNITIES   Since CN was founded and has been playing an active role in communities across North America  Since 1998 , CN has successfully acquired and integrated 18 smaller railroads, including the iconic Wisconsin Central, Illinois Central and EJ & E, which have formed the backbone of our US network for over two decades  INFRASTRUCTURE INVESTMENTS   TRANSPORTATION EDUCATION   PROTECTING THE ENVIRONMENT   CN has spent almost $1 billion in the last 3 years on new track infrastructure, including bridges in Louisiana and Illinois that support both freight and critical commuter services  Since 1988 , CN has par t icipated in nearly 5, 400 Transpor tation Community Awareness and Emergency Response events, reaching close to 115 ,000 first responders   CN funds community greening programs and has planted 2 ,000 ,000 trees in Canada and the U.S. since 2012. CN diver ts approximately 90% of its waste from landfills through reduce- reuse-recycle programs                          8

 THE NEXT CENTURY  Connecting Employees to Opportunities, Safely  Employees of both companies will benefit from the enhanced opportunities associated with an organization committed to innovationand safety   30,665 EMPLOYEES   Combined workforce across Canada, U.S., and Mexicowith an unwaveringcommitment to safety  102 MACHINE LEARNING ALGORITHMS Focused on automated train inspection and 24/ 7 surveillance to anticipate safety needs  20x INSPECTIONS   More train inspections due to automation, resulting in fewer incidents and reductions in cost   $15.9 BILLION IN LOCAL SPENDING Investing where we work and live, CN has spent $ 15 .9 B in the past four years in wages, benefits, sponsorships and donations in hundreds of communities – big and small – across Canada and the U. S.  OPPORTUNITIES                           9

THE NEXT CENTURY CN

Connecting Shareholders with Superior Value

45%
Premium to Kansas City's unaffected stock price

$56/share
Additional value to KCS shareholders above the proposed transaction with CP

~$1 billion
Expected revenue opportunities and cost synergies to drive significant EPS accretion

12%
Of combined CN-KCS owned by Kansas City shareholders, offering opportunity to participate in the upside of the combined company

65 miles
Minimal overlap represents significantly less than 1% of 7,100 mile combined network and can easily be addressed to achieve successful STB review process


REVENUE OPPORTUNITIES
EFFECTIVE INTEGRATION & INFRASTRUCTURE INVESTMENT
SYNERGIES
EPS ACCRETION

Cash provides immediate value and shares provide opportunity to participate in the upside, resulting in a highly accretive transaction that has a clear path to approval and completion

10

 THE NEXT CENTURY                  The Track to Make the Right Connection  Prepared to engage with Kansas City’s Board to execute a merger agreementHigh degree of conﬁdence in ability to obtain approval of voting trust and transactionExpected to close on same timeline proposed by existing Kansas City Southern transactionCommitted to delivering the value of this combination to stakeholders          11

                 THE NEXT CENTURY    Appendix  FASTER  SAFER  CLEANER   STRONGER

THE NEXT CENTURY CN

A Safer Connected Network



Prince Rupert
Edmonton
Vancouver
Saskatoon
Winnipeg
Minneapolis-St-Paul
Montreal
Halifax
Toronto
Detroit
Pittsburgh
Chicago
Omaha
Kansas City
St. Louis
Memphis
Counce
Dallas
Jackson
Shreveport
Houston
New Orleans
Laredo
Corpus Christi
Brownsville
San Luis Potosi
Lazaro Cardenas
Mexico City
Veracruz
CN
KCS
KCS Trackage Rights

An opportunity to increase safety and lower costs by applying CN technology across the combined network

100
Machine Learning Algorithms focused on automated train inspection and 24/7 surveillance to anticipate safety needs

20x
More train inspections due to automation, resulting in fewer incidents and reductions in cost

$25 million
Saved by CN in Q1 2021 compared to previous year as a result of these investments

13

Connecting the Industrial Corridor        CP          Connecting to other lines in Chicago adds dwell time        Laredo, TX  Shreveport, LA    Jackson, MS      Chicago, IL (via EJ&E)    Detroit, MI            Laredo, TX  Kansas City, MO  Detroit, MI(131 miles longer)  Chicago, IL(116 miles longer)      Shreveport, LA      VS      Toronto, ON          Montreal, QC  Sarnia Tunnel    Michigan Central Tunnel(Restricted High Cube)        HCHC            Buffalo, NY        Produce, Dry Goods, Auto Parts, Appliances    Semi-ﬁnished Metals, Paper Products                                                            EXPORTS FROM MEXICO  73hrs  85hrs  92hrs  100hrs  Toronto, ON(158 miles longer with NS276 miles longer CP with CSX)  Montreal, QC(180 miles longer with NS 301 miles longer CP CSX)  Chicken, Pork                              ESTIMATED TIME FROM LAREDO  Auto Parts  NS        KCS        KCS  Meridian Speedway      CSX                              Food Products, Machinery                              EXPORTS TO MEXICO          CN Live Lift Inspection Terminal    HC        HC  13  HC  Faster and shorter connections between Laredo to Detroit & Eastern Canada

   Connecting Customers & the Global Economy                                Mobile, AL  Kansas City, MO  Shreveport, LA      New Orleans, LA    Kansas City, MO        Springﬁeld, IL    Chicago, IL (via EJ&E)    Detroit, MI        Toronto, ON        Quebec City, QC      Halifax, NS      Saint John, NB  Better service for importers and exportersSeamless one owner, one operator rail transit                            IMPORTSRetail Goods                        EXPORTSPoultry, Beef, Pork  Shorter miles, fewer interchanges, less fuel consumptionTotal transit time savings from Asia and Europe ﬁrst port of call.Low port dwell times. Seamless one owner, one operator rail transit          Springﬁeld Speedway  CN Live Lift Inspection Terminal                    EAST COAST GATEWAY      USA-Canada Border          Sarnia Tunnel  Moncton, NB                                    Jackson, MSKCS        KCS        HC  HC                            IMPORTSHousehold Flooring Materials  EXPORTSPoultry, Beef, Pork                            13

 Forward Looking Statements  13  Certain statements included in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected beneﬁts and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identiﬁed by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward- looking statements in this document include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any deﬁnitive agreement will be materially different from those described; uncertainties as to whether KCS will cooperate with CN regarding the proposed transaction; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate suﬃcient cash ﬂows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating eﬃciencies within the expected time- frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more diﬃcult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, diﬃculties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be diﬃcult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inﬂation, currency and interest rate ﬂuctuations; changes in fuel prices; legislative and/or regulatory developments;  compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, ﬁres, ﬂoods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports ﬁled by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, ﬁled with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.Forward-looking statements reﬂect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reﬂect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward- looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward- looking statement.Non-GAAP MeasuresCN reports its ﬁnancial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this document that do not have any standardized meaning prescribed by GAAP. This document also includes certain forward looking non-GAAP measures or discussions of such measures (EPS, Adjusted Diluted EPS, EBITDA and a leverage ratio being debt to EBITDA). It is not practicable to reconcile, without unreasonable efforts, these forward looking measures to the most comparable GAAP measures (diluted EPS, net income and long term debt to net income ratio, respectively), due to unknown variables and uncertainty related to future results. Please see note on Forward Looking Statements above for further discussion.No Offer or SolicitationThis document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Additional Information and Where to Find ItThis document relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may ﬁle one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This document is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may ﬁle with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSEDTRANSACTIONS. Any deﬁnitive proxy statement(s), registration statement or prospectus(es) and other documents ﬁled by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents ﬁled with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents ﬁled by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.ParticipantsThis document is neither a solicitation of a proxy nor a substitute for any proxy statement or other ﬁlings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive oﬃcers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive oﬃcers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F ﬁled with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com.Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents ﬁled with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.

   ConnectedContinent.com    THE NEXT CENTURY